FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2009

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The GAAP financial statements included in the press release that is attached hereto are hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

B.O.S. Better Online Solutions Announces Financial Results for the Second Quarter of 2009

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Eyal Cohen —————————————— Eyal Cohen CFO

Dated: August 19, 2009

B.O.S. Better Online Solutions Announces Financial Results for the Second Quarter of 2009

RISHON LEZION, Israel, August 19, 2009 (GLOBE NEWSWIRE) – B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NasdaqGM:BOSC) a leading provider of comprehensive RFID, Mobile and Supply Chain Solutions, with operations in Israel and the U.S., today reported its results for the second quarter ended June 30, 2009.

Financial highlights for the second quarter and first six months ended June 30, 2009 (NON-GAAP):

—	Revenues for the second quarter and first six months of 2009 amounted to $8.0 million and $17.1 million respectively, compared to $13.8 million and $25.9 million in the comparable periods in 2008.
—	Sales to North and South America accounted for 14% of revenues.
—	Operating loss for the second quarter and first six months of 2009 amounted to $578,000 and $776,000 respectively, compared to operating income of $181,000 and $451,000 in the comparable periods in 2008.
—	EBITDA for the second quarter and first six months of 2009 amounted to ($525,000) and ($675,000) respectively, compared to $248,000 and $576,000 in the comparable periods in 2008.
—	Net loss for the second quarter and first six months of 2009 amounted to $804,000 and $1.2 million respectively, compared to a net income of $233,000 and $488,000 in the comparable periods in 2008.

Review of results on a GAAP basis:

Revenues for the second quarter and first six months of 2009 amounted to $8.0 million and $17.1 million respectively, compared to $13.8 million and $25.9 million respectively, in the comparable periods in 2008.

Gross profit as a percentage of revenues improved to 23% and 24% in the second quarter and first six months of 2009 respectively, compared to 22% in the comparable periods in 2008.

Operating loss for the second quarter and first six months of 2009 amounted to $2.1 million and $2.4 million respectively, as compared to an operating loss of $78,000 and $170,000 respectively, in the comparable periods in 2008.

Operating loss for the second quarter and first six months of 2009 include impairment of goodwill in the amount of $1.2 million, resulting from the overall global economic conditions and its impact on our business operations.

Other expenses for the second quarter and first six months of 2009 amounted to $52,000 and $219,000 respectively, consisted primarily of a further impairment in our investment in New World Brands Inc. (OTC BB: NWBD.OB) in which we hold less than 20%.

Net loss for the second quarter and first six months of 2009 amounted to $2.4 million and $3.1 million respectively, compared to net income of $7,000 and net loss of $82,000 respectively, in the comparable periods in 2008.

“Our performance in the second quarter and first six months of 2009 was adversely affected by the global economic slowdown. Therefore, we have accelerated and completed the implementation of a cost reduction program, resulting in improved operating efficiency”, said Shalom Daskal, Chief Executive Officer of BOS. “We are seeing an increase in customer interest in  BOS’ RFID, Mobile and Supply Chain solutions. If the global economy begins to improve, we believe this interest will yield increased sales and better margins in the second half of 2009.” Edouard Cukierman, Chairman, added: “Based on our market leadership and product portfolio, we are well positioned to increase revenues and improve our operating results.”

About BOS
B.O.S. Better Online Solutions Ltd. (NasdaqGM) is a leading provider of RFID, Mobile and Supply Chain solutions to global enterprises. BOS’ proprietary BOSERVER, BOSaNova, RFID, Mobile and supply chain offerings are being used to improve the efficiency of enterprise logistics and organizational monitoring and control systems of over 2000 customers worldwide. With BOS solutions, companies are enhancing the automation of various aspects of their supply chain, improving asset tracking, and managing real-time business data, all crucial to improving margins in today’s competitive marketplace.

For more information, please visit: http://www.boscorporate.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations and general worldwide economic conditions; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Six months ended June 30,		Three months ended June 30,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Revenues	$17,053	$25,914	$8,009	$13,763
Cost of revenues	12,933	20,187	6,158	10,715

Gross profit	4,120	5,727	1,851	3,048

Operating costs and expenses:
Research and development	361	524	153	253
Sales and marketing	4,216	4,555	2,201	2,488
General and administrative	784	818	402	385
Impairment of goodwill	1,218	-	1,218	-

Total operating costs and expenses	6,579	5,897	3,974	3,126

Operating loss	(2,459)	(170)	(2,123)	(78)
Financial expenses, net	(262)	(289)	(172)	(75)
Other expenses net	(219)	-	(52)	-

Loss before taxes on income	(2,940)	(459)	(2,347)	(153)
(Taxes on income) tax benefit	(192)	377	(41)	160

Net income (loss)	$(3,132)	$(82)	$(2,388)	$7

Basic net income (loss) per share	$(0.26)	$(0.01)	$(0.19)	$0.00

Diluted net income (loss) per share	$(0.26)	$(0.01)	$(0.19)	$0.00

Weighted average number of shares used in computing basic
net earnings per share	11,979,216	11,207,205	12,379,656	11,391,947

Weighted average number of shares used in computing
diluted net earnings per share	11,979,216	11,207,205	12,379,656	11,461,811

CONDENSED CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	June 30, 2009	December 31, 2008
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$811	$1,637
Trade receivables, net	9,830	13,314
Other accounts receivable and prepaid expenses	1,137	1,155
Inventories	12,889	10,346

Total current assets	24,667	26,452

LONG-TERM ASSETS:
Severance pay fund	592	652
Investment in other companies	638	882
Deferred tax	271	452

Total long-term assets	1,501	1,986

PROPERTY, PLANT AND EQUIPMENT, NET	1,043	1,128
OTHER INTANGIBLE ASSETS, NET	2,199	2,418
GOODWILL	4,019	5,361

Total assets	$33,429	$37,345

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$13,173	$10,299
Trade payables	5,929	6,458
Employees and payroll accruals	662	843
Deferred revenues	365	826
Accrued expenses and other liabilities	2,590	3,111

Total Current Liabilities	22,719	21,537

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	1,061	2,256
Deferred taxes	467	541
Accrued severance pay	762	929
Other long-term liabilities	-	838

Total long-term liabilities	2,290	4,564

SHAREHOLDERS' EQUITY	8,420	11,244

Total liabilities and shareholder's equity	$33,429	$37,345

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Three months ended June 30,
	2009				2008
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP
	(Unaudited)

Revenues	$8,009	$-		$8,009	$13,763
Gross profit	1,851	3a		1,854	3,053

Operating costs and expenses:
Research and development	153	-		153	253
Sales and marketing	2,201	(94)a, (181	)b	1,926	2,334
General and administrative	402	(49	)b	353	285
Impairment of goodwill	1,218	(1,218)		-	-

Total operating costs and expenses	3,974	(1,542)		2,432	2,872

Operating income (loss)	(2,123)	1,545		(578)	181
Financial expenses, net	(172)	-		(172)	(75)
Other income	(52)	52c		-	-

Income (loss) before taxes on income	(2,347)	1,597		(750)	106
(Taxes on income) tax benefit	(41)	(13	)a	(54)	127

Net income (loss)	$(2,388)	$1,584		$(804)	$233

Basic net income per share	$(0.19)			$(0.06)	$0.02

Diluted net income per share	$(0.19)			$(0.06)	$0.02

Weighted average number of shares used in computing
basic net income per share	12,379,656			12,379,656	11,391,947

Weighted average number of shares used in computing
diluted net income per share	12,379,656			12,379,656	11,461,811

Notes to the reconciliation:
a – Amortization of intangible assets and its related tax benefit.
b – Stock based compensation.
c – Impairment related to investment in Companies.

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Six months ended June 30,
	2009				2008
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP
	(Unaudited)

Revenues	$17,053	$-		$17,053	$27,989
Gross profit	4,120	(7	)a	4,113	6,293

Operating costs and expenses:
Research and development	361	-		361	524
Sales and marketing	4,216	(194)a, (216	)b	3,806	4,709
General and administrative	784	(62	)b	722	609
Impairment of goodwill	1,218	(1,218)		-	-

Total operating costs and expenses	6,579	(1,690)		4,889	5,842

Operating income (loss)	(2,459)	1,683		(776)	451
Financial expenses, net	(262)	-		(262)	(274)
Other income	(219)	219c		-	-

Income (loss) before taxes on income	(2,940)	1,902		(1,038)	177
(Taxes on income) tax benefit	(192)	(6	)a	(198)	311

Net income (loss)	$(3,132)	$1,896		$(1,236)	$488

Basic net income (loss) per share	$(0.26)			$(0.10)	$0.04

Diluted net income (loss) per share	$(0.26)			$(0.10)	$0.04

Weighted average number of shares used in computing basic
net income (loss) per share	11,979,216			11,979,216	11,207,205

Weighted average number of shares used in computing
diluted net income (loss) per share	11,979,216			11,979,216	11,277,406

Notes to the reconciliation:
a – Amortization of intangible assets and its related tax benefit.
b – Stock based compensation.
c – Impairment related to investment in Companies.

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED EBITDA FROM CONTINUING OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Six months ended June 30,		Three months ended June 30,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Net loss Non-GAAP from continuing operations	$(1,236)	$488	$(804)	$233

Non GAAP adjustment:
Financial expenses, net	262	274	172	75
Depreciation	101	125	53	67
Tax on income	198	(311)	54	(127)

EBITDA	$(675)	$576	$(525)	$248

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-3-954-1000
eyalc@boscom.com